FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

June 22, 2007

Item 3: News Release:

A news release dated and issued on June 22, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino announces non-brokered private placement of up to $3,400,000.

Item 5: Full Description of Material Change:

June 22, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) ) announces a non-brokered private placement of up to 6,800,000 units at a purchase price of $0.50 per unit for gross proceeds of up to $3,400,000.

Each unit will consist of one common share and one-half of one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase an additional common share at a price of $0.60 for a period of 18 months from closing.

In addition to the above, the Company announces a non-brokered flow-through private placement of up to 200,000 units at a purchase price of $0.50 per unit for gross proceeds of up to $100,000.

Each flow-through unit will consist of one flow-through share and one half of one non-flow-through share purchase warrant.  Each whole warrant entitles the holder to purchase an additional non-flow-through share at a price of $0.60 for a period of 18 months from closing.

A finder’s fee of up to 7% may be paid in cash, shares and/or share purchase warrants.

The foregoing is subject to regulatory approval.

About El Niño

El Niño Ventures is a mineral exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. In June 2007,  El Niño will commence a 25,000 meter drill program on the Bathurst Mining Camp. EL Niño is presently in an aggressive acquisition phase to acquire more projects in the DRC.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 22nd day of June 2007.